U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Southwest Manufacturing Corporation
                 (Name of Small Business Issuer in its charter)



         Minnesota                                      75-2772930
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


580 Decker Drive, Suite 200
Irving, Texas                                                      75062
(Address of principal executive office)                          (Zip Code)

Issuer's telephone number (972) 870-9591


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

                          Shares Underlying the Options

                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

     ITEM 1. DESCRIPTION OF BUSINESS

         Southwest Manufacturing Corporation was formed in Minnesota on April 23, 1998.

         The Company has entered into a Letter of Intent to purchase Tyson Wood Products, Inc. (Tyson) for a payment of $450,000, the execution of notes in the amount of $250,000 and the issuance of 1,000,000 shares of common stock to the sellers. Tyson owns real estate, equipment, inventory and receivables valued in excess of $2,000,000 which the Company intends to pledge to borrow all or part of the money to conclude the purchase.

         Tyson is a manufacturer of wood moulding products and cabinet front products.

         Tyson operates out of a wholly owned facility in southern Dallas County that is comprised of approximately 4,000 square feet of office space and approximately 40,000 square feet of fully sprinkled manufacturing and warehouse space. Tyson also has additional storage space for raw materials which is covered but not fully enclosed. Tyson has approximately 30 full and part time employees, all but two of which are involved in manufacturing and distribution.

         Tyson has suffered for the last three years from a lack of attention to sales. In the event the transaction is consummated the Company intends to immediately hire one or more people to begin a concentrated sales effort.

         The Company had entered into another Letter of Intent in May, 1998, and had paid $10,000 as earnest money. The decision was made not to pursue the company, and the earnest money was returned to the Company.

         The Company is filing this form on a voluntary basis so that it may become a reporting company.


ITEM 2. PLAN OF OPERATION

         The Company operates as a holding company for acquired businesses. The Company intends to continue looking for acquisitions, primarily of operating companies or operating subsidiaries of other companies, which it can purchase, and to which it can add value through increased sales, reduced expenses, reduced debt or attentive and focused management. Once the Company acquires a position in an industry it will look for ways to increase its presence, vertically and/or horizontally in that same industry or industry segment. The Company believes that it can magnify the effects of its management focus and other benefits by such concentration. The Company believes that a significant source for acquisitions is now and will in the future be troubled companies that are experiencing operating cash flow and profitability problems, and may even have sought the protection of the bankruptcy courts.

         The Company has no specific targeted industries or industry segments. However, the Company has determined that it prefers, primarily for management simplicity, to focus on industries which manufacture basic products with a broad utility. Furthermore, the Company has determined that it prefers to purchase companies which are fully integrated with manufacturing and sales capacities. In furtherance of this objective, the Company plans to seek additional opportunities in an industry or industry segment once it locates and completes an acquisition. This may involve horizontal expansion, for example, a company with the same manufacturing and sales capabilities but in a different geographic location; or this may involve a vertical expansion, for example, a company which itself manufactures and supplies a product used by the initial acquisition in its own process.

         The Company's strategic plan for growth is focused on a two pronged attack. First the Company intends to grow through acquisitions. The Company believes that its contacts with lenders will be fruitful source of possible future acquisitions. Purchases of companies found through lender sources will most likely be companies which are experiencing difficulties repaying their debt to the same lender source. In these situations this will provide an acquisition for the Company as well as solve a potential problem for the lender. This may in turn increase the likelihood that the lender will direct future acquisition candidates to the Company. The Company also intends to look for additional acquisitions within industries in which it has already completed a purchase. The Company believes that once it is operating in an industry, there may be opportunities available for follow-up purchases in the same industry. The second prong of the Company's growth strategy is through internally generated growth. The acquisitions of the size the Company will focus on tend to be undercapitalized, especially those acquisitions which are currently experiencing troubles of the same type with debt service or otherwise. Providing working capital for the acquired companies should fuel internal growth of the acquired companies.

         Acquisitions of the size sought by the Company will many times be run by a founder or a founder's family. A key component of the Company's due diligence will be a determination of whether the founder's or selling shareholder's continued participation is necessary or desirable for the acquired companies ongoing operations and future success. If the selling shareholder's continued participation is necessary, the Company will acquire the company only if a satisfactory employment and non-compete agreements can be executed and a significant portion of the purchase price is tied to these agreements. The more desirable circumstance from the Company's perspective will be when the founder's or selling shareholder's continued participation is not necessary. In this case the Company will first look for current employees who are already performing some management duties and who would be capable of expanding their duties and responsibilities. If this is not possible then new outside management would be brought into the acquired company. The management of the Company will in most circumstances not be involved in the day to day management of the acquisitions but instead will perform management oversight on as frequent a basis as is deemed necessary in each particular circumstance. In most circumstances heavy management oversight will be required immediately after the acquisition is made and will lessen over time. Initial focus on management oversight will be beneficial to the overall objectives of the Company as well because this will allow the Company's management the opportunity to learn about each business and industry and increase the chances for additional complimentary acquisitions.

         The Company has had no discussions with, nor are there any agreements or understandings with any consultant. The officer and director of the Company has not in the past used any particular consultant or advisor, and there is no intent to use any consultant or advisor.

         The Company is fully aware of its periodic obligations of reporting under the Securities Exchange Act of 1934, and that any merger candidate must have certified financial statements.

         Management of the Company does not intend to offer a controlling interest in the Company in exchange for any acquisition.

         Management of the Company will not pay any finders fee to any officer, director, promoter or their affiliates or associates as the result of any acquisition. In the event that a business broker is used to locate an acquisition some part of the broker's fee may be paid by the Company. It is anticipated that the maximum fee to a business broker will be 6%, of which the Company may pay part of the fee. If the Company makes an acquisition for equity, some or all of the fee may be paid in equity.

         There is not a present potential that the Company would acquire or merge with a company in which any of the Company's officers, directors, promoters or other affiliates or associates have an ownership interest.


ITEM 3. DESCRIPTION OF PROPERTY

         The Company maintains corporate offices at 580 Decker Drive, Suite 200, Irving, Texas 75062. This facility is leased from Colonial Plaza and has 3,262 square feet of space. The lease term is for 78 months with rent of $18.00 per square foot in months 1-18 and increasing $0.25 per square foot per year thereafter.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


         Name                          Shares             Percent
         ----                          ------             -------

Lindsey Vinson                         11,620,000         77%
580 Decker Drive
Irving, Texas

Troy Vinson                             1,000,000          7%
580 Decker Drive
Irving, Texas

Lindsey Vinson, Trustee                 1,000,000          7%
580 Decker Drive
Irving, Texas

Directors and Officers as              11,620,000         77%
a group

         Troy Vinson is the wife of Lindsey Vinson. Lindsey Vinson holds 1,000,000 shares in trust for his children.

         There are options outstanding to purchase 3,000,000 shares of common stock held by Lindsey Vinson. There are 500,000 options exercisable at $1.50, 500,000 exercisable at $2.00, 500,000 options exercisable at $2.50, 500,000 options exercisable at $3.00, 500,000 options exercisable at $3.50, and 500,000 options exercisable at $4.00. All of the options expire on December 31, 2003.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                Age              Position
----                                ---              --------

Lindsey Vinson                      40               President and Director

         Lindsey Vinson, President and a Director. Mr. Vinson has a degree from Drake University in Business Administration, and a J.D. degree from Ohio State University. He has practised law in his own firm in Dallas, Texas since 1983. Mr. Vinson will devote approximately 50% of his time to the Company.


ITEM 6. EXECUTIVE COMPENSATION

         The Officers and Directors of the Company have not received any compensation, and there are no employment agreements with any of them. They are, however, reimbursed for expenses incurred, including travel.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has been traded since August 4, 1998 on the OTC Bulletin Board, before that time there was no activity. As of August 7, 1998 the following brokerage firms were making a market in the Company's common stock: Protective Group Securities.

         The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                Price per Share
                                                ---------------
                                                High         Low
                                                ----------------

Fiscal year 1997                                $1.00        $.30
        Third Quarter (July 1, 1998
        through September 30, 1998)

         There are 23 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

         It is not anticipated that the Company, or anyone acting on its behalf, will take any affirmative steps to request or encourage any broker/dealer to act as market maker, and there have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, with any market maker.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Name                  Date           Shares           Cost

Chris Ceynar                   5/98              5,000               $5.00
Voni Chen                      5/98              5,000               $5.00
Charles Clayton                5/98              5,000               $5.00
Linda Engle                    5/98             15,000              $15.00
Robert Engle                   5/98              5,000               $5.00
Steve Engle                    5/98              5,000               $5.00
Patricia King                  5/98              5,000               $5.00
Chaska Kuzecki                 5/98              5,000               $5.00
William Lynton                 5/98            333,000             $333.00
Jeff Moeller                   5/98              5,000               $5.00
Tammy Moran                    5/98              5,000               $5.00
Stephen Muncey                 5/98              5,000               $5.00
Elizabeth Orme                 5/98              5,000               $5.00
Clyde Parks                    5/98            300,000             $300.00
John Picken                    5/98            672,000          $10,662.00
Scott Seybold                  5/98             10,000              $10.00
Sean Seybold                   5/98              5,000               $5.00
Lindsey Vinson                 5/98         11,620,000          $11,620.00
Troy Vinson                    5/98          1,000,000           $1,000.00
Lindsey Vinson, Trustee        5/98          1,000,000           $1,000.00
Russell Vinson                 7/98            100,000         $100,000.00
Frank Wolfe                    5/98              5,000               $5.00
Frank Wong                     5/98              5,000               $5.00

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 150,000,000 shares of common stock, no par value, and 50,000,000 preferred stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting rights, unless converted into common shares. There are no other preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                  5. Opinion of counsel

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 10, 1998                Southwest Manufacturing Corporation



                                        /s/ Lindsey Vinson
                                     -----------------------------------------
                                     Lindsey Vinson, President

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                                FINANCIAL REPORT

                                  MAY 31, 1998

                                   [LOGO] HNF

                   HOUSE, NEZERKA & FROELICH, P.A. LETTERHEAD
                   ------------------------------------------
                          CERTIFIED PUBLIC ACCOUNTANTS



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Southwest Manufacturing Corporation


         We have audited the accompanying balance sheet of Southwest Manufacturing Corporation, a Minnesota corporation, and a development stage company, as of May 31, 1998, and the related statements of stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of Southwest Manufacturing Corporation as of May 31, 1998, and its cash flows for the period then ended, in conformity with generally accepted accounting principles.




                                   /s/ House, Nezerka & Froelich, P.A.


June 15, 1998, except for Note 2, as to
   which the date is August 10, 1998

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  May 31, 1998


             ASSETS

Cash and cash equivalents                                             $ 25,000
Refundable earnest money deposit                                        10,000
                                                                      --------
                                                                      $ 35,000
                                                                      ========


        LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
    Stockholder advance (Note 2)                                      $ 10,000

COMMITMENTS AND SUBSEQUENT EVENTS (Note 2)

STOCKHOLDERS' EQUITY (Note 3):
    Preferred stock, no par value, 50,000,000 shares authorized,
        none issued or outstanding                                          --
    Common stock, no par value, 100,000,000 shares authorized,
        15,010,000 shares issued and outstanding                        25,000
                                                                      --------
                                                                      $ 35,000
                                                                      ========


See Notes to Financial Statements.

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
               Period From Incorporation (April 21, 1998) through
                                  May 31, 1998

                                                              Common Stock          Amount
                                                Shares           Amount            Per Share            Total
                                             -----------       ----------         -----------        -----------
Shares issued for cash, May 28, 1998         15,000,000        $    15,000        $      .001        $    15,000

Shares issued for cash, May 28, 1998             10,000             10,000               1.00             10,000
                                             -----------       ----------                            -----------

Balance, May 31, 1998                        15,010,000        $    25,000                           $    25,000
                                             ===========       ===========                           ===========


See Notes to Financial Statements.

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
               Period From Incorporation (April 21, 1998) through
                                  May 31, 1998



CASH FLOWS FROM OPERATING ACTIVITIES:
    Refundable earnest money deposit       $  (10,000)
    Stockholder advance                        10,000
                                           ----------
                                                   --

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                   25,000


Cash and cash equivalents:
    Beginning                                      --
                                           ----------

    Ending                                 $   25,000
                                           ==========


See Notes to Financial Statements.

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 1.       Nature of Business and Summary of Significant Accounting Policies:

              NATURE OF BUSINESS:

              The Company was incorporated on April 21, 1998 in the state of Minnesota. The Company was formed to act as a holding company for manufacturing companies and since inception, has devoted its efforts to raising capital.

              The Company has not yet adopted a corporate year-end.

              The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise, and therefore, is subject to the usual business risks of development stage companies. The Company has had no operations.

              A summary of the Company's significant accounting policies follows:

              CASH AND CASH EQUIVALENTS:

              The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

              INCOME TAXES:

              Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment.

              ESTIMATES AND ASSUMPTIONS:

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued. Actual results could differ from these estimates.

              RECENTLY ISSUED ACCOUNTING STANDARDS:

              Statement of Financial Accounting Standards No. 128, "Earnings Per Share (EPS)" effective for periods ending after December 31, 1997, established new standards for computing and presenting earnings per share. The Company has not computed the effect, if any, this impending standard may have on EPS calculations.

                       SOUTHWEST MANUFACTURING CORPORATION
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Note 2.       Commitments and Subsequent Events:

              The Company signed two letters of intent to purchase two Texas operating companies and is presently performing the necessary due diligence towards the final purchase. The first letter of intent calls for the Company to pay $450,000, execute notes in the amount of $250,000 and issue 1,000,000 shares of restricted stock to purchase the real estate, equipment inventory and receivables of a wood products company. Additional shares will be required to be issued if two years from the date of closing the Southwest bid price does not exceed $1.15. The letter of intent also provides for a four year employment and non-compete agreement with one of the owners. Completion of the merger may be subject to various securities requirements including obtaining audited financial statements of the acquired company. The second letter of intent calls for the Company to pay $100,000, execute a note in the amount of $450,000 and assume debt of approximately $498,000 to purchase the non real estate assets of a plastics manufacturer. As part of this agreement, the Company would also enter into a three-year lease agreement to rent the existing real estate. Earnest money of $10,000 was advanced by a stockholder pursuant to the plastics manufacturer's letter of intent. Subsequent to May 31, the second letter of intent was terminated.

              Subsequent to year-end, the Company granted options to its chief executive officer to purchase 3,000,000 shares of common stock. A total of 500,000 options each are exercisable at $1.50, $2.00, $2.50, $3.00, $3.50 and $4.00 per share. These options are fully vested and may be exercised anytime prior to December 31, 2003, at which time they expire.

              Effective July 1, 1998, the Company entered into a lease for corporate offices for a term of 78 months. Future minimum lease payments for noncancelable operating leases are as follows:

                    1998                                    $   15,377
                    1999                                        58,716
                    2000                                        59,532
                    2001                                        60,347
                    2002                                        61,163
                    2003                                        61,978
                    2004                                        62,793
                                                            ----------
                                                            $  379,906
                                                            ==========


Note 3.       Stockholders' Equity:

              The Board of Directors have the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and place of redemption, and conversion right with respect to any stock of the corporation.

              Preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting rights, unless converted into common shares. There are no other current preferences.

              The Company is currently in the process of raising additional capital pursuant to a 504 offering circular dated May 26, 1998. The securities offered in the circular are 385,000 common shares at $1 per share.